

Janelle Briggs, Ph.D. (she/her) · 2nd

Feminist scholar, entrepreneur, author & speaker committed to social justice.

Tucson, Arizona · 500+ connections · **Contact info**

 **Stackhouse**

 **Southern Illinois Uni**
Carbondale

Experience



Co-Founder
Stackhouse
Feb 2017 – Present · 3 yrs 4 mos

Stackhouse is a real estate development company that seeks to make homeownership more accessible and downtown living more affordable.



Academic Counselor
University of Louisiana at Monroe
Dec 2012 – Sep 2015 · 2 yrs 10 mos

Education



Southern Illinois University, Carbondale
Doctor of Philosophy - PhD, Speech Communication and Rhetoric
2010 – 2015



Southern Illinois University, Carbondale
Graduate Certificate, Women, Gender, and Sexuality Studies

2011 – 2014



University of Louisiana at Monroe
Master of Arts - MA, Communication and Media Studies
2008 – 2009

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Skills & Endorsements

Public Speaking · 8

 Endorsed by **2 of Janelle's colleagues at University of Louisiana at Monroe**

Project Management · 3

Ray Stovall and 2 connections have given endorsements for this skill

Teaching · 2

Ashley Briggs and 1 connection have given endorsements for this skill

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